

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

August 11, 2009

Jeffrey S. Mecom
Vice President and Corporate Secretary
Transatlantic Petroleum Corp.
5910 N. Central Expressway, Suite 1755
Dallas, TX 75206

> **Re:** **Transatlantic Petroleum Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-160688**
> **Filed July 20, 2009**

Dear Mr. Mecom:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please monitor the age of your financial statements. See Item 8-08 of Regulation S-X. In addition, please update your registration statement, as necessary, to disclose any material developments. If you intend to rely on General Instruction VII of Form S-1 to incorporate by reference such information into your registration statement, please revise your registration statement to update the list of filings set forth under the heading "Incorporation of Certain Information by Reference" at page 68. For example, we note that you filed a current report on Form 8-K on July 24, 2009 regarding the appointment of Mel Riggs as a director.

2. We note that there are outstanding comments on your annual report on Form 10-K for your fiscal year ended December 31, 2008 and related filings. Please ensure that the disclosure in your amended registration statement complies with such comments, as applicable.

Selling Shareholders, page 54

3. You state that none of the selling shareholders has had any position with, held any office of, or had any other material relationship with you during the past three years, except as described in the footnotes to the table or in Part III of your Annual Report on Form 10-K for the fiscal year ended December 31, 2008. However, no such relationships are described in Part III of your annual report. Please revise your filing to indicate the nature of any position, office, or other material relationship which any selling shareholder has had within the past three years with you or your affiliates.

4. We note your disclosure that some of the selling shareholders are employees of broker-dealers. For each such selling shareholder, please advise us whether such individual is a broker-dealer.

Exhibit Index

5. We note that you intend to file by amendment the legal opinion as Exhibit 5.1. Please allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

Closing Comments

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265 or, in his absence, Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Garrett A. DeVries
        (214) 200-0428